July 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 28, 2023
CIK No. 0001954594

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated July 13, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “DRS/A No.3”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 28, 2023

Cover Page

1.	We note your response to comment 1 and reissue in part. We acknowledge your new disclosure stating that there have been no transfers or cash flows from the Company to the subsidiaries. However, we note your disclosure, on pages 5 and 29, that your rely to a significant extent on dividends and other distributions on equity paid by Haoxi Beijing to find offshore cash and financing requirements. Please confirm that despite this reliance, Haoxi Beijing has not made any dividends or distributions to you to date.

Response: We respectfully confirms that Haoxi Beijing has not made any dividends or distributions to the Company as of the date of the Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For Six Months Ended December 31, 2021 and 2022

Revenue, page 67

2.	Please revise your disclosure to clarify the reason for the increase in average revenue per advertiser customer from $45,408 at December 31, 2021 to $50,070 at December 31, 2022. Your current disclosure citing Ocean Engine and ByteDance as the reason is not clear on how these relationships impacted your revenue, as you disclose these relationships reduced your costs. Describe the extent the increase in revenues for the six months ended is attributable to the impact of changes in price or volume/amount of services sold, or to the introduction of new services. Refer to Item 5.A.1 of Form 20-F as referenced from Item 4.a of Form F-1. Consider the preceding in your discussion of the change in revenue between fiscal years 2022 and 2021. In connection with the annual analysis, it is not clear how your current disclosure of higher advertisement expenditure by your health care clients due to your commitment and expertise contributes to higher average revenue per client in 2022 compared to 2021.

Response: We respectfully advise the Staff that the revenue increase was mainly attributable to the increasing revenue per client and the rise of the number of clients. We have revised our disclosure on page 68 of DRS/A No.3 accordingly.

We further respectfully advise the Staff that in the annual analysis on Page 77, we have fully disclosed the attribution of revenue per client and the number of customers in the revenue increase.

3.	On page 67, as well as pages 10 and 43, you disclose more people have opted to use various online services since the beginning of the COVID-19 pandemic, which you state is the reason for the increase in your revenues for the six months ended December 31, 2022 compared to the six months ended December 31, 2021. However, we note the number of your customers decreased from 242 at June 30, 2022 to 183 at December 31, 2022. Please discuss the reason for this decrease and reconcile this with the your statement noted in the first sentence. We also note the average revenue per client was $50,070 at December 31, 2022, $66,489 at June 30, 2022 and $53,089 at June 30, 2021. Discuss the reason why the average revenue per client was lower at December 31, 2022 than the other noted points in time.

Response: We respectfully advise the Staff that the number of customers we served increased from 163 during the six months ended December 31, 2021 to 183 during the six months ended December 31, 2022, which we have disclosed on page 68 of the DRS/A No.3 and it is consistent with our disclosure regarding the COVID-19 impacts on pages 10, 43, and 67.

We revised the number of customers we served during the fiscal year ended June 30, 2022 to 243. The number of 243 represents the customers we served during the fiscal year ended June 30, 2022, while the number of 183 represents the customers we served during six months ended December 31, 2022. We believe that these two numbers are not comparable.

We also acknowledged that average revenue per client of $50,070 for the six months ended December 31, 2022, lower that the average revenue per client figure was for the year ended June 30, 2022 and June 30, 2021. This is mainly due to lower average customer expenditure during the second half 2022, as the economy slowed down during the pandemic. However, the number of clients we served increased from 163 during the six months ended December 31, 2021 to 183 during the six months ended December 31, 2022, consistent with our disclosure on pages 10, 43, and 67.

Consolidated Statements of Cash Flows

Years Ended June 30, 2022 and 2021, page F-6

4.	Please reconcile for us the net of proceeds from short-term borrowings of $329,869 and repayment of short-term borrowings of $52,062 for fiscal 2022 shown here with the increase in short-term loans between June 30, 2022 and 2021 of $260,585 shown on the annual balance sheets.

Response: We respectfully advise the Staff that the difference noted was due to the different exchange rate applied to cash flow statement items and balance sheet items. Our principal country of operations is the People’s Republic of China (the “PRC”). The financial position and results of our operations are determined using RMB (“￥”), the local currency in the PRC, as the functional currency. Our financial statements are reported using U.S. Dollars (“$”). Assets and liabilities are translated using the exchange rate at each balance sheet date. The statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. The reconciliation is as follows:

		Translated into cash flow items	Translated into Balance sheet items
	RMB	Average rate 6.4571	Rate at each balance sheet date
Loan balance at June 30, 2021	1,155,174	$	$178,817
Proceeds from loans	2,130,000	329,869
Repayment of loans	-336,174	-52,062
Loan balance at June 30, 2022	2,949,000		439,402
Change	1,793,826	$277,807	$260,585

The second column shows the movement of loan balance between June 30, 2021 and June 30, 2022 in RMB, and the change of RMB1,793,826 equals to net of proceeds from short-term borrowings RMB 2,130,000 and repayment of short-term borrowings of RMB336,174, and it also equals to the increase in short-term loans between RMB2,949,000 at June 30, 2022 and $1,115,174 at June 30, 2021.

The third column shows the net of proceeds from short-term borrowings of $329,869 and repayment of short-term borrowings of $52,062, which is $277,807, was translated from RMB1,793,826 using average exchange rate during the period. In the fourth column $260,585, an increase in short-term loans between $439,402 at June 30, 2022 and $178,817 at June 30, 2021 shown on the balance sheet, also corresponds to RMB1,793,826.

Condensed Unaudited Consolidated Statements of Changes in Accumulated Deficit

For the Interim Periods Ended June 30, 2021 and June 30, 2022, page F-3

5.	Amounts for “Net income” and “Capital injections” in the “Total shareholders’ deficit” column for the interim period ended December 31, 2022 do not agree with the amounts within those line items. Please revise as appropriate.

Response: We respectfully advise the Staff that we have revised the amounts of “Net income” and “Capital injections” on page F-30 of the DRS/A No.3 to be consistent with the amounts on the balance sheets.

Condensed Unaudited Consolidated Statements of Cash Flows, page F-31

6.	Please reconcile for us the net of proceeds from short-term borrowings of $90,607 and repayment of short-term borrowings of $129,295 for the six months ended December 31, 2022 shown here with the decrease in short-term loans of $54,599 between December 31, 2022 and June 30, 2022 shown on the interim period balance sheet.

Response: We respectfully advise the Staff that the difference noted was due to different exchange rate applied to cash flow statement items and balance sheet items, as noted in the response to Comment 4.

		Translated into cash flow items	Translated into Balance sheet items
	RMB	Average rate 6.9531	Rate at each balance sheet date
Loan balance at June 30, 2022	2,949,000	$	$439,402
Proceeds from loans	630,000	90,607
Repayment of loans	-899,000	-129,295
Loan balance at December 31, 2022	2,680,000		384,803
Change	-269,000	$-38,688	$-54,599

Notes to Consolidated Financial Statements

Note 10. Shareholders’ Equity

Ordinary Shares, page F-44

7.	Please revise your disclosure to state the specific amount of net proceeds from the 4,480,000 Class A ordinary shares issued on November 28, 2022. The amount of $2,010,490 shown in the statement of cash flows for the six months ended December 31, 2022 described as “Capital contribution from a shareholder” appears to be associated with this issuance; if so, revise the description accordingly. Also, reconcile this amount to the $1,994,258 for the total “Capital injection” in the statement of changes in accumulated deficit for the interim period ended December 31, 2022. Further, ensure consistency throughout the filing regarding the amount of proceeds from this issuance, for example pages 137, F-22, and F-27, and elsewhere as appropriate.

Response: We respectfully advise the Staff that we have revised our disclosure on pages 17, 69, 70, F-30 and F-31 of the DRS/A No.3 to reconcile the amount on the statement of cash flows to that on the statements of shareholders’ equity (deficit), and accordingly revised disclosures on pages 137, F-22 and F-27.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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